UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Carel van Bylandtlaan 30, 2596 HR, The Hague

The Netherlands

Tel No: 011 31 70 377 9111

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Royal Dutch Shell plc (the “Registrant”) is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit No.	Description
99.1	Regulatory release.
99.2	Royal Dutch Shell plc –Three and six month periods ended June 30, 2019 Unaudited Condensed Interim Financial Report.

This Unaudited Condensed Interim Financial Report contains the Unaudited Condensed Consolidated Interim Financial Statements of the Registrant and its consolidated subsidiaries for the three and six month periods ended June 30, 2019, and Business Review in respect of such periods. This Report on Form 6-K contains the Unaudited Condensed Interim Financial Report with additional information required to keep current our registration statement on Form F-3.

This Report on Form 6-K is incorporated by reference into:

a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b)	the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	/s/ Linda Szymanski

Name: Linda Szymanski
Title: Company Secretary

Date: August 2, 2019

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Exhibit 99.1
Regulatory release

Three and six month periods ended June 30, 2019
Unaudited Condensed Interim Financial Report

On August 2, 2019, Royal Dutch Shell plc released the Unaudited Condensed Interim Financial Report for the three and six month periods ended June 30, 2019, of Royal Dutch Shell plc and its consolidated subsidiaries (collectively, “Shell”).

Contact – Investor Relations
International:	+31 (0)70 377 4540
North America:	+1 832 337 2034

Contact – Media
International:	+44 (0) 207 934 5550
USA:	+1 832 337 4355

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	4

Exhibit 99.2

Royal Dutch Shell plc

Three and six month periods ended June 30, 2019
Unaudited Condensed Interim Financial Report

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	5

ROYAL DUTCH SHELL PLC 2ND QUARTER 2019 AND HALF YEAR UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Half year
Q2 2019[1]	Q1 2019[1]	Q2 2018	%²		Reference	2019[1]	2018	%
2,998	6,001	6,024	-50	Income/(loss) attributable to shareholders		8,999	11,923	-25
3,025	5,293	5,226	-42	CCS earnings attributable to shareholders	Note 2	8,318	10,929	-24
(437)	(8)	535		Of which: Identified items	A	(445)	837
3,462	5,301	4,691	-26	CCS earnings attributable to shareholders excluding identified items		8,763	10,092	-13
130	131	121		Add: CCS earnings attributable to non-controlling interest		260	242
3,592	5,432	4,812	-25	CCS earnings excluding identified items		9,024	10,334	-13
				Of which:
1,726	2,569	2,305		Integrated Gas		4,294	4,744
1,335	1,725	1,457		Upstream		3,060	3,008
1,338	1,822	1,660		Downstream		3,160	3,426
(806)	(684)	(610)		Corporate		(1,490)	(844)
11,031	8,630	9,500	+16	Cash flow from operating activities		19,661	18,972	+4
(4,166)	(4,622)	29		Cash flow from investing activities		(8,788)	(4,265)
6,865	4,008	9,529		Free cash flow	H	10,873	14,707
0.37	0.74	0.72	-49	Basic earnings per share ($)		1.11	1.44	-23
0.37	0.65	0.63	-41	Basic CCS earnings per share ($)	B	1.02	1.32	-23
0.43	0.65	0.56	-23	Basic CCS earnings per share excl. identified items ($)		1.08	1.21	-11
0.47	0.47	0.47	—	Dividend per share ($)		0.94	0.94	—
1.	IFRS 16 Leases (IFRS 16) was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.
2.	Q2 on Q2 change.

Compared with the second quarter 2018, CCS earnings attributable to shareholders excluding identified items were $3.5 billion, reflecting lower realised oil, gas and LNG prices, weaker realised chemicals and refining margins as well as higher provisions, partly offset by improved production. Earnings also included a negative impact of $63 million related to the implementation of IFRS 16.

Cash flow from operating activities for the second quarter 2019 was $11.0 billion and included positive working capital movements of $0.6 billion. Compared with the second quarter 2018, cash flow from operating activities excluding working capital movements mainly reflected lower earnings, partly offset by reduced cash margining outflows on commodity derivatives. This also included a positive impact of $1.0 billion related to the implementation of IFRS 16.

Total dividends distributed to shareholders in the quarter were $3.8 billion. Today, Shell launches the next tranche of the share buyback programme, with a maximum aggregate consideration of $2.75 billion in the period up to and including October 28, 2019. In aggregate, since the launch of the share buyback programme, almost 294 million A ordinary shares have been bought back for cancellation for a consideration of $9.25 billion

Royal Dutch Shell Chief Executive Officer Ben van Beurden commented: “We have delivered good cash flow performance, despite earnings volatility, in a quarter that has seen challenging macroeconomic conditions in refining and chemicals as well as lower gas prices. This quarter we achieved some key milestones, such as the start-up of Appomattox and the first LNG cargo from Prelude. These add to our competitive portfolio, which is expected to generate additional cash in the coming quarters.

The resilience of our Upstream and customer-facing businesses and their ability to generate cash support the delivery of our 2020 outlook, which remains unchanged.”

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ADDITIONAL PERFORMANCE MEASURES

Quarters				$ million		Half year
Q2 2019	Q1 2019	Q2 2018%[1]			Reference	2019	2018	%
5,337	5,601	5,518		Cash capital expenditure²	C	10,938	10,746
6,341	6,685	5,750		Capital investment³	C	13,026	11,282
3,583	3,752	3,442	+4	Total production available for sale (thousand boe/d)		3,667	3,639	+1
61.26	57.42	66.24	-8	Global liquids realised price ($/b)		59.26	63.49	-7
4.21	5.37	4.86	-13	Global natural gas realised price ($/thousand scf)		4.83	4.91	-2
9,941	8,917	10,006	-1	Operating expenses	G	18,859	19,725	-4
9,477	8,865	9,844	-4	Underlying operating expenses	G	18,343	19,630	-7
8.4%	9.2%	8.1%		ROACE (Net income basis)	E	8.4%	8.1%
8.2%	8.4%	7.6%		ROACE (CCS basis excluding identified items)⁴	E	8.2%	7.6%
27.6%	26.5%	23.6%		Gearing	F	27.6%	23.6%
1.	Q2 on Q2 change.
[2].	With effect from 2019, Cash capital expenditure has been introduced as a capital spent performance measure (see Reference C).
[3].	With effect from 2019, the definition has been amended (see Reference C). Comparative information has been revised.
[4].	With effect from 2019, the definition has been amended (see Reference E). Comparative information has been revised.

Supplementary financial and operational disclosure for this quarter is available at www.shell.com/investor.

As a result of the implementation of IFRS 16, net debt increased by $16,103 million. Second quarter 2019 reported Gearing was 27.6% on an IFRS 16 basis, comparable with 23.0% on an IAS 17 basis. Gearing included an additional negative impact of 0.4%, arising from IFRS 11 accounting interpretations (see Note 1).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	7

Second Quarter 2019 PORTFOLIO DEVELOPMENTS

Integrated Gas

During the quarter, Shell, along with its joint venture partners, announced that the first shipment of LNG sailed from Shell’s Prelude Floating Liquefied Natural Gas facility (Shell interest 67.5%).

Upstream

Shell announced, during the quarter, the start-up of Appomattox ahead of schedule. Appomattox (Shell interest 79%) is the first commercial discovery brought into production in the deep-water US Gulf of Mexico Norphlet formation and has an expected peak production of 175 thousand boe/d.

During the quarter, the Libra Consortium (Shell interest 20%) announced the final investment decision to contract the Mero 2 floating production, storage and offloading (FPSO) vessel to be deployed at the Mero field offshore Santos Basin in Brazil. The FPSO has the capacity to process up to 180 thousand boe/d.

In July, Shell completed the divestment of its 22.5% non-operating interest in the Caesar Tonga asset in the US Gulf of Mexico to Equinor for $965 million.

Downstream

During the quarter, Shell announced the sale of Shell’s Martinez refinery in the US to PBF Energy, Inc., for up to $1.0 billion consideration plus the value of hydrocarbon inventory, crude oil supply and product offtake agreements, capex and other adjustments. The transaction is subject to closing conditions and regulatory approvals and is expected to close in 2019.

PERFORMANCE BY SEGMENT

INTEGRATED GAS

Quarters				$ million	Half year
Q2 2019[1]	Q1 2019[1]	Q2 2018%[2]			2019[1]	2018	%
1,340	2,795	3,358	-60	Segment earnings	4,134	5,749	-28
(386)	226	1,053		Of which: Identified items (Reference A)	(160)	1,005
1,726	2,569	2,305	-25	Earnings excluding identified items	4,294	4,744	-9
3,403	4,227	2,950	+15	Cash flow from operating activities	7,630	5,511	+38
738	1,344	745		Cash capital expenditure (Reference C)³	2,081	1,870
836	1,964	781		Capital investment (Reference C)⁴	2,800	2,044
159	137	223	-29	Liquids production available for sale (thousand b/d)	148	217	-32
4,456	4,143	4,243	+5	Natural gas production available for sale (million scf/d)	4,300	4,324	-1
927	851	954	-3	Total production available for sale (thousand boe/d)	889	963	-8
8.66	8.74	8.46	+2	LNG liquefaction volumes (million tonnes)	17.39	17.36	—
17.95	17.51	17.97	—	LNG sales volumes (million tonnes)	35.46	36.55	-3
1.	IFRS 16 was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.
2.	Q2 on Q2 change.
[3].	With effect from 2019, Cash capital expenditure has been introduced as a capital spent performance measure (see Reference C).
[4].	With effect from 2019, the definition has been amended (Reference C). Comparative information has been revised.

Second quarter identified items primarily reflected impairments and write-offs totalling $479 million, mainly in Trinidad and Tobago and Australia, as well as a loss of $112 million related to the fair value accounting of commodity derivatives. Identified items also comprised a gain of $193 million on sale of assets.

Compared with the second quarter 2018, Integrated Gas earnings excluding identified items reflected lower realised oil, gas and LNG prices, decreased production, the impacts following the Heads of Agreement with the government of Trinidad and Tobago as well as tax provisions. Earnings also included a positive impact of $39 million related to the implementation of IFRS 16.

Total production was 3% lower compared with the second quarter 2018, mainly due to divestments and the transfer of the Salym asset into the Upstream segment, partly offset by production from field ramp-ups in Australia and Trinidad and Tobago. LNG liquefaction volumes increased by 2% compared with the second quarter 2018, benefiting from higher feedgas availability, partly offset by divestments.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	8

Cash flow from operating activities of $3,403 million included positive working capital movements of $579 million. Compared with the second quarter 2018, cash flow from operating activities excluding working capital movements mainly reflected lower earnings, partly offset by reduced cash margining outflows on commodity derivatives and lower tax payments. This also included a positive impact of $323 million related to the implementation of IFRS 16.

Half year identified items included impairments and write-offs totalling $479 million, mainly in Trinidad and Tobago and Australia, as well as a gain of $122 million related to the fair value accounting of commodity derivatives. Identified items also comprised a gain of $188 million on sale of assets.

Compared with the first half 2018, Integrated Gas earnings excluding identified items were impacted by lower realised oil prices, decreased production and the impacts following the Heads of Agreement with the government of Trinidad and Tobago, partly offset by increased contributions from LNG portfolio optimisation. Earnings also included a positive impact of $98 million related to the implementation of IFRS 16.

Compared with the first half 2018, total production was impacted by divestments and the transfer of the Salym asset into the Upstream segment, partly offset by production from field ramp-ups in Australia and Trinidad and Tobago. LNG liquefaction volumes were at a similar level as in the first half 2018 with the additional volumes from higher feedgas availability being offset by divestments.

Cash flow from operating activities of $7,630 million included positive working capital movements of $1,090 million. Compared with the first half 2018, cash flow from operating activities excluding working capital movements increased slightly. This also included a positive impact of $554 million related to the implementation of IFRS 16.

UPSTREAM

Quarters				$ million	Half year
Q2 2019[1]	Q1 2019[1]	Q2 2018%[2]			2019[1]	2018	%
1,554	1,706	1,094	+42	Segment earnings	3,260	2,948	+11
219	(19)	(363)		Of which: Identified items (Reference A)	200	(60)
1,335	1,725	1,457	-8	Earnings excluding identified items	3,060	3,008	+2
5,616	5,280	5,528	+2	Cash flow from operating activities	10,895	9,129	+19
2,342	2,501	2,877		Cash capital expenditure (Reference C)³	4,843	5,623
2,700	2,737	3,020		Capital investment (Reference C)⁴	5,437	5,881
1,683	1,718	1,507	+12	Liquids production available for sale (thousand b/d)	1,700	1,540	+10
5,640	6,864	5,687	-1	Natural gas production available for sale (million scf/d)	6,249	6,591	-5
2,656	2,901	2,488	+7	Total production available for sale (thousand boe/d)	2,778	2,676	+4
1.	IFRS 16 was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.
2.	Q2 on Q2 change.
3.	With effect from 2019, Cash capital expenditure has been introduced as a capital spent performance measure (see Reference C).
[4].	With effect from 2019, the definition has been amended (see Reference C). Comparative information has been revised.

Second quarter identified items primarily reflected a gain of $98 million associated with sale of assets and a gain of $79 million due to a tax rate change. Identified items also included a gain of $52 million related to the impact of the strengthening Brazilian real on a deferred tax position.

Compared with the second quarter 2018, Upstream earnings excluding identified items reflected lower realised oil and gas prices, higher depreciation from field ramp-ups as well as increased receivables provisions, partly offset by higher volumes and lower taxation arising from currency exchange rate effects. Earnings also included a positive impact of $47 million related to the implementation of IFRS 16.

Compared with the second quarter 2018, total production increased by 7%, mainly due to field ramp-ups in North America and the transfer of the Salym asset from the Integrated Gas segment, partly offset by field decline and divestments.

Cash flow from operating activities of $5,616 million included positive working capital movements of $238 million. Compared with the second quarter 2018, cash flow from operating activities excluding working capital movements mainly benefited from lower tax payments. This also included a positive impact of $212 million related to the implementation of IFRS 16.

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Half year identified items primarily reflected a gain of $151 million associated with sale of assets and a gain of $79 million related to a tax rate change. Identified items also comprised a loss of $45 million related to the fair value accounting of commodity derivatives.

Compared with the first half 2018, Upstream earnings excluding identified items reflected lower realised oil prices and higher depreciation from field ramp-ups, partly offset by higher volumes. Earnings also included a positive impact of $90 million related to the implementation of IFRS 16.

Compared with the first half 2018, total production increased by 4%, mainly due to field ramp-ups in North America and the transfer of the Salym asset from the Integrated Gas segment, partly offset by field decline and divestments.

Cash flow from operating activities of $10,895 million included positive working capital movements of $127 million. Compared with the first half 2018, cash flow from operating activities excluding working capital movements mainly benefited from higher volumes and lower tax payments. This also included a positive impact of $400 million related to the implementation of IFRS 16.

DOWNSTREAM

Quarters				$ million	Half year
Q2 2019[1]	Q1 2019[1]	Q2 2018%[2]			2019[1]	2018	%
1,072	1,595	1,168	-8	Segment earnings³	2,666	2,974	-10
(266)	(227)	(492)		Of which: Identified items (Reference A)	(493)	(452)
1,338	1,822	1,660	-19	Earnings excluding identified items³	3,160	3,426	-8
				Of which:
1,206	1,371	1,102	+9	Oil Products	2,577	2,183	+18
(20)	343	114	-117	Refining & Trading	323	255	27
1,225	1,029	988	+24	Marketing	2,254	1,928	+17
132	451	558	-76	Chemicals	582	1,243	-53
2,398	(611)	990	+142	Cash flow from operating activities	1,787	4,097	-56
2,176	1,671	1,856		Cash capital expenditure (Reference C)⁴	3,848	3,173
2,731	1,870	1,908		Capital investment (Reference C)⁵	4,602	3,277
2,632	2,666	2,557	+3	Refinery processing intake (thousand b/d)	2,649	2,597	+2
6,608	6,467	6,745	-2	Oil products sales volumes (thousand b/d)	6,538	6,765	-3
3,787	4,137	4,875	-22	Chemicals sales volumes (thousand tonnes)	7,924	9,389	-16
1.	IFRS 16 was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.
2.	Q2 on Q2 change.
[3].	Earnings are presented on a CCS basis (See Note 2).
[4].	With effect from 2019, Cash capital expenditure has been introduced as a capital spent performance measure (see Reference C).
[5].	With effect from 2019, the definition has been amended (see Reference C). Comparative information has been revised.

Second quarter identified items primarily reflected a charge of $237 million related to legal provisions in Chemicals as well as impairments, net of reversals, of $140 million associated with divestments, partly offset by a gain of $113 million related to the fair value accounting of commodity derivatives.

Compared with the second quarter 2018, Downstream earnings excluding identified items reflected lower realised base chemicals, intermediates and refining margins, partly offset by higher realised retail and global commercial margins. Earnings also included a positive impact of $46 million related to the implementation of IFRS 16.

Cash flow from operating activities of $2,398 million included negative working capital movements of $64 million. Compared with the second quarter 2018, cash flow from operating activities excluding working capital movements mainly reflected lower earnings and higher cash cost of sales. This also included a positive impact of $510 million related to the implementation of IFRS 16.

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Oil Products

■

Refining & Trading earnings excluding identified items included a positive impact of $19 million related to the implementation of IFRS 16. Excluding this impact, earnings reflected lower realised refining margins, mainly in the US Gulf Coast and Europe, partly offset by favourable currency exchange rate effects compared with the second quarter 2018.

Refinery availability increased to 89% from 87% in the second quarter 2018, mainly due to lower planned maintenance activities.

■

Marketing earnings excluding identified items included a positive impact of $21 million related to the implementation of IFRS 16. Excluding this impact, earnings reflected increased realised retail and global commercial margins compared with the second quarter 2018.

Compared with the second quarter 2018, Oil Products sales volumes decreased by 2%, mainly due to lower trading volumes.

Chemicals

■

Chemicals earnings excluding identified items included a positive impact of $6 million related to the implementation of IFRS 16. Excluding this impact, earnings reflected lower realised base chemicals and intermediates margins in Asia and Europe as well as lower volumes.

Chemicals manufacturing plant availability decreased to 85% from 93% in the second quarter 2018, mainly reflecting higher maintenance activities in Asia and Europe, including the impact of strike actions in the Netherlands.

Half year identified items primarily reflected a charge of $237 million related to legal provisions in Chemicals as well as impairments, net of reversals, of $204 million, mainly related to divestments.

Compared with the first half 2018, Downstream earnings excluding identified items reflected lower realised base chemicals, intermediates and refining margins, partly offset by higher realised retail and global commercial margins. Earnings also included a positive impact of $84 million related to the implementation of IFRS 16.

Cash flow from operating activities of $1,787 million included negative working capital movements of $3,666 million. Compared with the first half 2018, cash flow from operating activities excluding working capital movements mainly reflected lower earnings and higher cash cost of sales. This also included a positive impact of $904 million related to the implementation of IFRS 16.

Oil Products

■

Refining & Trading earnings excluding identified items included a positive impact of $33 million related to the implementation of IFRS 16. Excluding this impact, earnings reflected increased contributions from crude oil and oil products trading, partly offset by lower realised refining margins, compared with the first half 2018.

Refinery availability was 90%, at a similar level as in the first half 2018.

■

Marketing earnings excluding identified items included a positive impact of $38 million related to the implementation of IFRS 16. Excluding this impact, earnings reflected increased realised retail and global commercial margins compared with the first half 2018.

Compared with the first half 2018, Oil Products sales volumes decreased by 3%, mainly reflecting lower trading volumes.

Chemicals

■

Chemicals earnings excluding identified items included a positive impact of $13 million related to the implementation of IFRS 16. Excluding this impact, earnings reflected lower realised base chemicals and intermediates margins.

Chemicals manufacturing plant availability decreased to 90% from 94% in the first half 2018, mainly reflecting higher maintenance activities in Asia and Europe, including the impact of strike actions in the Netherlands.

CORPORATE

Quarters			$ million	Half year
Q2 2019[1]	Q1 2019[1]	Q2 2018		2019[1]	2018
(789)	(671)	(273)	Segment earnings	(1,460)	(500)
18	13	337	Of which: Identified items (Reference A)	31	344
(806)	(684)	(610)	Earnings excluding identified items	(1,490)	(844)
(385)	(266)	32	Cash flow from operating activities	(652)	235

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	11

1.	IFRS 16 was adopted with effect from January 1, 2019. See Note 8 “Adoption of IFRS 16 Leases”.

Second quarter identified items mainly reflected a gain of $53 million on sale of assets, partly offset by a tax charge of $36 million related to the impact of the strengthening Brazilian real on a financing position.

Compared with the second quarter 2018, Corporate earnings excluding identified items included a negative impact of $195 million related to the implementation of IFRS 16. Excluding this impact, earnings mainly reflected higher interest expenses, partly offset by favourable currency exchange rate effects.

Half year identified items mainly reflected a gain of $53 million on sale of assets, partly offset by a tax charge of $26 million related to the impact of the strengthening Brazilian real on a financing position.

Compared with the first half 2018, Corporate earnings excluding identified items included a negative impact of $378 million related to the implementation of IFRS 16. Excluding this impact, earnings mainly reflected lower tax credits and higher interest expenses, partly offset by favourable currency exchange rate effects.

OUTLOOK FOR THE THIRD QUARTER 2019

Integrated Gas production is expected to be at a similar level as in the third quarter 2018. LNG liquefaction volumes are expected to increase slightly compared with the third quarter 2018, mainly due to project ramp-ups.

Compared with the third quarter 2018, Upstream production is expected to be higher by some 50 – 100 thousand boe/d, mainly due to field ramp-ups and the transfer of the Salym asset from the Integrated Gas segment, partly offset by field decline and divestments.

Refinery availability is expected to be at a similar level as in the third quarter 2018.

Oil Products sales volumes are expected to decrease by some 40 – 70 thousand boe/d compared with the same period a year ago, mainly as a result of the divestment in Argentina.

Chemicals manufacturing plant availability is expected to be at a similar level as in the third quarter 2018.

Corporate earnings excluding identified items are expected to be a net charge of $700 – 850 million in the third quarter 2019 and a net charge of $2,900 – 3,200 million for the full year 2019. This excludes the impact of currency exchange rate effects.

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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Half year
Q2 2019[1]	Q1 2019[1]	Q2 2018		2019[1]	2018
90,544	83,735	96,765	Revenue²	174,278	186,000
632	1,484	716	Share of profit of joint ventures and associates	2,116	1,755
662	443	1,787	Interest and other income	1,105	2,627
91,838	85,662	99,268	Total revenue and other income	177,499	190,382
68,590	59,923	73,121	Purchases	128,513	139,649
6,835	6,354	6,988	Production and manufacturing expenses	13,189	13,911
2,881	2,352	2,781	Selling, distribution and administrative expenses	5,233	5,369
225	212	237	Research and development	437	445
439	306	243	Exploration	745	473
6,699	5,950	5,359	Depreciation, depletion and amortisation	12,649	10,693
1,252	1,159	929	Interest expense	2,411	1,865
86,920	76,256	89,658	Total expenditure	163,176	172,405
4,917	9,406	9,610	Income/(loss) before taxation	14,323	17,977
1,755	3,248	3,422	Taxation charge/(credit)	5,003	5,758
3,162	6,157	6,188	Income/(loss) for the period²	9,319	12,219
164	156	164	Income/(loss) attributable to non-controlling interest	320	296
2,998	6,001	6,024	Income/(loss) attributable to Royal Dutch Shell plc shareholders	8,999	11,923
0.37	0.74	0.72	Basic earnings per share ($)³	1.11	1.44
0.37	0.73	0.72	Diluted earnings per share ($)³	1.10	1.42
1.	See Note 8 “Adoption of IFRS 16 Leases”.
2.	See Note 2 “Segment information”.
3.	See Note 3 “Earnings per share”.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	13

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Half year
Q2 2019	Q1 2019	Q2 2018		2019	2018
3,162	6,157	6,188	Income/(loss) for the period	9,319	12,219
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
215	176	(2,782)	- Currency translation differences	391	(2,318)
18	11	(2)	- Debt instruments remeasurements	29	(14)
101	(446)	(632)	- Cash flow hedging gains/(losses)	(345)	(700)
79	26	(98)	- Deferred cost of hedging	105	(191)
(1)	(55)	(57)	- Share of other comprehensive income/(loss) of joint ventures and associates	(56)	(35)
413	(288)	(3,571)	Total	125	(3,258)
			Items that are not reclassified to income in later periods:
(1,172)	(1,474)	1,265	- Retirement benefits remeasurements	(2,646)	2,547
(73)	103	131	- Equity instruments remeasurements	30	(287)
(6)	1	—	- Share of other comprehensive income/(loss) of joint ventures and associates	(5)	1
(1,251)	(1,370)	1,396	Total	(2,621)	2,261
(839)	(1,658)	(2,175)	Other comprehensive income/(loss) for the period	(2,496)	(997)
2,323	4,500	4,013	Comprehensive income/(loss) for the period	6,823	11,222
180	177	83	Comprehensive income/(loss) attributable to non-controlling interest	358	176
2,143	4,322	3,930	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	6,465	11,046

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	14

CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	Jun 30, 2019[1]	Dec 31, 2018
Assets
Non-current assets
Intangible assets	23,471	23,586
Property, plant and equipment	239,066	223,175
Joint ventures and associates	25,536	25,329
Investments in securities	2,983	3,074
Deferred tax	11,977	12,097
Retirement benefits	3,963	6,051
Trade and other receivables	8,036	7,826
Derivative financial instruments²	762	574
	315,794	301,712
Current assets
Inventories	24,465	21,117
Trade and other receivables	43,139	42,431
Derivative financial instruments²	7,022	7,193
Cash and cash equivalents	18,470	26,741
	93,096	97,482
Total assets	408,891	399,194
Liabilities
Non-current liabilities
Debt	76,029	66,690
Trade and other payables	2,188	2,735
Derivative financial instruments²	970	1,399
Deferred tax	14,368	14,837
Retirement benefits	13,419	11,653
Decommissioning and other provisions	21,345	21,533
	128,319	118,847
Current liabilities
Debt	16,617	10,134
Trade and other payables	49,347	48,888
Derivative financial instruments²	5,761	7,184
Taxes payable	8,720	7,497
Retirement benefits	417	451
Decommissioning and other provisions	3,455	3,659
	84,317	77,813
Total liabilities	212,636	196,660
Equity attributable to Royal Dutch Shell plc shareholders	192,278	198,646
Non-controlling interest	3,977	3,888
Total equity	196,254	202,534
Total liabilities and equity	408,891	399,194
1.	See Note 8 “Adoption of IFRS Leases”.
2.	See Note 6 “Derivative financial instruments and debt excluding finance lease liabilities”.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	15

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves[2]	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2019 (as previously published)	685	(1,260)	16,615	182,606	198,646	3,888	202,534
Impact of IFRS 16³	—	—	—	4	4	—	4
At January 1, 2019 (as revised)	685	(1,260)	16,615	182,610	198,650	3,888	202,538
Comprehensive income/(loss) for the period	—	—	(2,534)	8,999	6,465	358	6,823
Transfer from other comprehensive income	—	—	(102)	102	—	—	—
Dividends	—	—	—	(7,699)	(7,699)	(270)	(7,969)
Repurchases of shares	(12)	—	12	(5,021)	(5,021)	—	(5,021)
Share-based compensation	—	842	(276)	(683)	(118)	—	(118)
Other changes in non-controlling interest	—	—	—	1	1	1	2
At June 30, 2019	674	(419)	13,715	178,308	192,278	3,977	196,254
At January 1, 2018	696	(917)	16,794	177,733	194,306	3,456	197,762
Comprehensive income/(loss) for the period	—	—	(877)	11,923	11,046	176	11,222
Transfer from other comprehensive income	—	—	(1,134)	1,134	—	—	—
Dividends	—	—	—	(7,857)	(7,857)	(354)	(8,211)
Repurchases of shares	—	—	—	—	—	—	—
Share-based compensation	—	(284)	(107)	169	(222)	—	(222)
Other changes in non-controlling interest	—	—	—	46	46	643	689
At June 30, 2018	696	(1,201)	14,676	183,148	197,319	3,921	201,240
1.	See Note 4 “Share capital”.
2.	See Note 5 “Other reserves”.
3.	See Note 8 “Adoption of IFRS 16 Leases”.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	16

CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Half year
Q2 2019[1]	Q1 2019[1]	Q2 2018		2019[1]	2018
4,917	9,406	9,610	Income before taxation for the period[2]	14,323	17,977
			Adjustment for:
1,030	896	734	- Interest expense (net)	1,926	1,471
6,699	5,950	5,359	- Depreciation, depletion and amortisation	12,649	10,693
202	119	46	- Exploration well write-offs	321	155
(379)	(65)	(1,568)	- Net (gains)/losses on sale and revaluation of non-current assets and businesses	(444)	(2,175)
(632)	(1,484)	(716)	- Share of (profit)/loss of joint ventures and associates	(2,116)	(1,755)
1,217	744	1,244	- Dividends received from joint ventures and associates	1,961	1,994
(61)	(2,841)	(3,459)	- (Increase)/decrease in inventories	(2,902)	(3,178)
308	(1,425)	(3,061)	- (Increase)/decrease in current receivables	(1,117)	(3,744)
321	783	4,374	- Increase/(decrease) in current payables	1,104	3,890
(480)	(1,109)	(624)	- Derivative financial instruments	(1,589)	(1,387)
30	22	131	- Retirement benefits[2]	52	325
8	(302)	(145)	- Decommissioning and other provisions[2]	(294)	(539)
(39)	26	190	- Other[2]	(13)	184
(2,110)	(2,089)	(2,615)	Tax paid	(4,199)	(4,939)
11,031	8,630	9,500	Cash flow from operating activities	19,661	18,972
(5,150)	(5,121)	(5,275)	Capital expenditure	(10,272)	(10,064)
(160)	(441)	(179)	Investments in joint ventures and associates	(601)	(594)
(26)	(39)	(64)	Investments in equity securities[2]	(65)	(88)
644	178	1,422	Proceeds from sale of property, plant and equipment and businesses	822	2,169
102	544	163	Proceeds from sale of joint ventures and associates	646	184
17	271	4,167	Proceeds from sale of equity securities[2]	288	4,220
220	237	210	Interest received	457	366
592	680	241	Other investing cash inflows[2]	1,272	711
(404)	(931)	(656)	Other investing cash outflows[2]	(1,335)	(1,169)
(4,166)	(4,622)	29	Cash flow from investing activities	(8,788)	(4,265)
145	(91)	(2,968)	Net increase/(decrease) in debt with maturity period within three months	55	(261)
			Other debt:
180	140	123	- New borrowings	320	364
(2,848)	(1,533)	(3,582)	- Repayments	(4,381)	(4,972)
(1,214)	(1,115)	(895)	Interest paid	(2,329)	(1,784)
45	(45)	—	Derivative financial instruments[2]	—	—
—	(2)	—	Change in non-controlling interest	(2)	674
			Cash dividends paid to:
(3,825)	(3,875)	(3,886)	- Royal Dutch Shell plc shareholders	(7,700)	(7,857)
(203)	(68)	(228)	- Non-controlling interest	(271)	(352)
(2,142)	(2,255)	—	Repurchases of shares	(4,396)	—
(7)	(456)	(192)	Shares held in trust: net sales/(purchases) and dividends received	(463)	(1,086)
(9,868)	(9,300)	(11,628)	Cash flow from financing activities	(19,168)	(15,274)
4	21	(360)	Currency translation differences relating to cash and cash equivalents	24	(277)
(3,000)	(5,271)	(2,459)	Increase/(decrease) in cash and cash equivalents	(8,271)	(844)
21,470	26,741	21,927	Cash and cash equivalents at beginning of period	26,741	20,312
18,470	21,470	19,468	Cash and cash equivalents at end of period	18,470	19,468
1.	See Note 8 “Adoption of IFRS 16 Leases”.
2.	See Note 7 “Change in presentation of Consolidated Statement of Cash Flows”.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	17

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union, and on the basis of the same accounting principles as those used in the Annual Report and Form 20-F for the year ended December 31, 2018 (pages 167 to 214) as filed with the US Securities and Exchange Commission, except for the adoption of IFRS 16 Leases on January 1, 2019, and should be read in conjunction with that filing.

The Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing these Interim Statements.

Under IFRS 16, all lease contracts, with limited exceptions, are recognised in financial statements by way of right-of-use assets and corresponding lease liabilities. Shell applied the modified retrospective transition method without restating comparative information. Further information in respect of the implementation of IFRS 16 is included in Note 8.

In March 2019, the IFRS Interpretations Committee (IFRIC) finalised its decision regarding “Liabilities in relation to a Joint Operator’s Interest in a Joint Operation (IFRS 11 Joint Arrangements)”, concluding that a joint operator should recognise the liabilities for which it has primary responsibility, which may be different from its share in the joint operation. A review of the impact of this decision was conducted in the second quarter 2019, leading to the recognition of an additional $1.4 billion of lease liabilities, mainly classified under non-current debt, and a corresponding sublease receivable, as at June 30, 2019.

In March 2019, IFRIC made its agenda decision regarding “Physical settlement of contracts to buy or sell a non-financial item (IFRS 9)”. The impact of this decision is under review.

The financial information presented in the unaudited Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2018 were published in Shell’s Annual Report and Form 20-F and a copy was delivered to the Registrar of Companies for England and Wales. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

2.Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

With the adoption of IFRS 16, the interest expense on leases formerly classified as operating leases is reported under the Corporate segment, while depreciation related to the respective right-of-use assets is reported in the segments making use of the assets. This treatment is consistent with the existing treatment for leases formerly classified as finance leases.

INFORMATION BY SEGMENT

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	18

Quarters			$ million	Half year
Q2 2019	Q1 2019	Q2 2018		2019	2018
			Third-party revenue
8,942	11,639	10,293	Integrated Gas	20,582	21,014
2,457	2,433	2,346	Upstream	4,890	4,918
79,131	69,652	84,119	Downstream	148,783	160,045
13	11	7	Corporate	24	23
90,544	83,735	96,765	Total third-party revenue[1]	174,278	186,000
			Inter-segment revenue
1,005	984	1,271	Integrated Gas	1,989	2,359
8,996	9,699	9,494	Upstream	18,696	18,398
1,316	1,195	1,927	Downstream	2,511	2,721
—	—	—	Corporate	—	—
			CCS earnings
1,340	2,795	3,358	Integrated Gas	4,134	5,749
1,554	1,706	1,094	Upstream	3,260	2,948
1,072	1,595	1,168	Downstream	2,666	2,974
(789)	(671)	(273)	Corporate	(1,460)	(500)
3,177	5,424	5,347	Total	8,601	11,171

1.

Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. Second quarter 2019 included income of $969 million (Q1 2019: $737 million income; half year 2019: $1,706 million income).

RECONCILIATION OF INCOME FOR THE PERIOD to CCS EARNINGS

Quarters			$ million	Half year
Q2 2019	Q1 2019	Q2 2018		2019	2018
2,998	6,001	6,024	Income/(loss) attributable to Royal Dutch Shell plc shareholders	8,999	11,923
164	156	164	Income/(loss) attributable to non-controlling interest	320	296
3,162	6,157	6,188	Income/(loss) for the period	9,319	12,219
			Current cost of supplies adjustment:
30	(985)	(1,105)	Purchases	(955)	(1,379)
1	236	273	Taxation	237	340
(16)	16	(9)	Share of profit/(loss) of joint ventures and associates	—	(9)
15	(733)	(841)	Current cost of supplies adjustment[1]	(719)	(1,048)
3,177	5,424	5,347	CCS earnings	8,601	11,171
			of which:
3,025	5,293	5,226	CCS earnings attributable to Royal Dutch Shell plc shareholders	8,318	10,929
152	131	121	CCS earnings attributable to non-controlling interest	282	242
1.

The adjustment attributable to Royal Dutch Shell plc shareholders is a positive $27 million in the second quarter 2019 (Q1 2019: negative $708 million; Q2 2018: negative $798 million; half year 2019: negative $681 million; half year 2018: negative $994 million).

3.Earnings per share

EARNINGS PER SHARE

Quarters				Half year
Q2 2019	Q1 2019	Q2 2018		2019	2018
2,998	6,001	6,024	Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)	8,999	11,923
			Weighted average number of shares used as the basis for determining:
8,100.8	8,152.2	8,309.4	Basic earnings per share (million)	8,126.3	8,307.0
8,153.7	8,210.7	8,376.0	Diluted earnings per share (million)	8,182.1	8,376.6

4.Share capital

ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	19

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2019	4,471,889,296	3,745,486,731	376	309	685
Repurchases of shares	(139,414,447)	—	(12)	—	(12)
At June 30, 2019	4,332,474,849	3,745,486,731	365	309	674
At January 1, 2018	4,597,136,050	3,745,486,731	387	309	696
Repurchases of shares	—	—	—	—	—
At June 30, 2018	4,597,136,050	3,745,486,731	387	309	696
1.	Share capital at June 30, 2019 also included 50,000 issued and fully paid sterling deferred shares of £1 each.

At Royal Dutch Shell plc’s Annual General Meeting on May 21, 2019, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €190 million (representing 2,720 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 21, 2020, and the end of the Annual General Meeting to be held in 2020, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

5.Other reserves

OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2019	37,298	154	95	1,098	(22,030)	16,615
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(2,534)	(2,534)
Transfer from other comprehensive income	—	—	—	—	(102)	(102)
Repurchases of shares	—	—	12	—	—	12
Share-based compensation	—	—	—	(276)	—	(276)
At June 30, 2019	37,296	154	107	821	(24,664)	13,715
At January 1, 2018	37,298	154	84	1,440	(22,182)	16,794
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(877)	(877)
Transfer from other comprehensive income	—	—	—	—	(1,134)	(1,134)
Repurchases of shares	—	—	—	—	—	—
Share-based compensation	—	—	—	(107)	—	(107)
At June 30, 2018	37,298	154	84	1,333	(24,193)	14,676

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.

6.Derivative financial instruments and debt excluding lease liabilities

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2018, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at June 30, 2019 are consistent with those used in the year ended December 31, 2018, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date.

The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.

DEBT EXCLUDING LEASE LIABILITIES

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$ million	Jun 30, 2019	Dec 31, 2018
Carrying amount	61,888	62,798
Fair value[1]	66,483	64,708
1.	Mainly determined from the prices quoted for these securities.

7.Change in presentation of Consolidated Statement of Cash Flows

With effect from January 1, 2019, the starting point for the Consolidated Statement of Cash Flows is ‘Income before taxation’ (previously: Income). Furthermore, to improve transparency, “Retirement benefits” and “Decommissioning and other provisions” have been separately disclosed. The “Other” component of cash flow from investing activities has been expanded to distinguish between cash inflows and outflows. Prior period comparatives for these line items have been revised to conform with current year presentation. In addition, a new line item, “Derivative financial instruments”, has been introduced to cash flow from financing activities. Overall, the revisions do not have an impact on cash flow from operating activities, cash flow from investing activities or cash flow from financing activities, as previously published.

8.Adoption of IFRS 16 Leases

IFRS 16 was adopted with effect from January 1, 2019. Under the new standard, all lease contracts, with limited exceptions, are recognised in the financial statements by way of right-of-use assets and corresponding lease liabilities. Shell applied the modified retrospective transition method, and consequently comparative information is not restated. As a practical expedient, no reassessment was performed of contracts that were previously identified as leases and contracts that were not previously identified as containing a lease applying IAS 17 Leases and IFRIC 4 Determining whether an Arrangement contains a Lease. At January 1, 2019, additional lease liabilities were recognised for leases previously classified as operating leases applying IAS 17. These lease liabilities were measured at the present value of the remaining lease payments, discounted using entity-specific incremental borrowing rates at January 1, 2019. In general, a corresponding right-of-use asset was recognised for an amount equal to each lease liability, adjusted by the amount of any prepaid or accrued lease payment relating to the specific lease contract, as recognised on the balance sheet at December 31, 2018. Provisions for onerous lease contracts at December 31, 2018 were adjusted to the respective right-of-use assets recognised at January 1, 2019.

The reconciliation of differences between the operating lease commitments disclosed under the prior standard and the additional lease liabilities recognised on the balance sheet at January 1, 2019 is as follows:

LEASE LIABILITIES RECONCILIATION

$ million
Undiscounted future minimum lease payments under operating leases at December 31, 2018	24,219
Impact of discounting¹	(5,167)
Leases not yet commenced at January 1, 2019	(2,586)
Short-term leases²	(277)
Long-term leases expiring before December 31, 2019²	(192)
Other reconciling items (net)	40
Additional lease liability at January 1, 2019	16,037
Finance lease liability at December 31, 2018	14,026
Total lease liability at January 1, 2019	30,063

1.

Under the modified retrospective transition method, lease payments were discounted at January 1, 2019 using an incremental borrowing rate representing the rate of interest that the entity within Shell that entered into the lease would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The incremental borrowing rate applied to each lease was determined taking into account the risk-free rate, adjusted for factors such as the credit rating of the contracting entity and the terms and conditions of the lease. The weighted average incremental borrowing rate applied by Shell upon transition was 7.2%.

2.

Shell has applied the practical expedient to classify leases for which the lease term ends within 12 months of the date of initial application of IFRS 16 as short-term leases. Shell has also applied the recognition exemption for short-term leases.

Compared with the previous accounting for operating leases under IAS 17, the application of the new standard has a significant impact on the classification of expenditures and cash flows. It also impacts the timing of expenses recognised in the statement of income.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	21

With effect from 2019, expenses related to leases previously classified as operating leases are presented under Depreciation, depletion and amortisation and Interest expense (in 2018 these were mainly reported in Purchases, Production and manufacturing expenses, and Selling, distribution and administrative expenses).

With effect from 2019, payments related to leases previously classified as operating leases are presented under Cash flow from financing activities (in 2018 these were reported in Cash flow from operating activities and Cash flow from investing activities).

The adoption of the new standard had an accumulated impact of $4 million in equity following the recognition of lease liabilities of $16,037 million and additional right-of-use assets of $15,558 million and reclassifications mainly related to pre-paid leases and onerous contracts previously recognised. The detailed impact on the balance sheet at January 1, 2019, is as follows:

CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	December 31, 2018	IFRS 16 impact	January 1, 2019
Assets
Non-current assets
Intangible assets	23,586		23,586
Property, plant and equipment	223,175	15,558	238,733
Joint ventures and associates	25,329		25,329
Investments in securities	3,074		3,074
Deferred tax	12,097		12,097
Retirement benefits	6,051		6,051
Trade and other receivables¹	7,826	(814)	7,012
Derivative financial instruments⁴	574		574
	301,712	14,744	316,456
Current assets
Inventories	21,117		21,117
Trade and other receivables	42,431	69	42,500
Derivative financial instruments⁴	7,193		7,193
Cash and cash equivalents	26,741		26,741
	97,482	69	97,551
Total assets	399,194	14,813	414,007
Liabilities
Non-current liabilities
Debt	66,690	13,125	79,815
Trade and other payables²	2,735	(540)	2,195
Derivative financial instruments⁴	1,399		1,399
Deferred tax	14,837		14,837
Retirement benefits	11,653		11,653
Decommissioning and other provisions³	21,533	(347)	21,186
	118,847	12,238	131,085
Current liabilities
Debt	10,134	2,912	13,046
Trade and other payables	48,888	(23)	48,865
Derivative financial instruments⁴	7,184		7,184
Taxes payable	7,497		7,497
Retirement benefits	451		451
Decommissioning and other provisions³	3,659	(318)	3,341
	77,813	2,571	80,384
Total liabilities	196,660	14,809	211,469
Equity attributable to Royal Dutch Shell plc shareholders	198,646	4	198,650
Non-controlling interest	3,888		3,888
Total equity	202,534	4	202,538
Total liabilities and equity	399,194	14,813	414,007
1.	Mainly in respect of pre-paid leases.
2.	Mainly related to operating lease contracts that were measured at fair value under IFRS 3 Business Combinations following the acquisition of BG in 2016.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	22

3.	Mainly in respect of onerous contracts.
4.	See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	23

alternative performance (non-gaap) measures

Impact of IFRS 16 Leases

IFRS 16 Leases primarily impacts the following key measures of Shell’s financial performance: Segment earnings; Cash flow from operating activities; Cash flow from operating activities excluding working capital movements; Free cash flow; Capital investment and Cash capital expenditure; Operating expenses; Gearing; and Return on average capital employed.

As explained in Note 8 “Adoption of IFRS 16 Leases”, in accordance with Shell’s use of the modified retrospective transition method, comparative information for prior years is not restated, and continues to be presented as reported under IAS 17.

Additional information is provided in this section of the report to provide indicative impacts of Shell’s transition from IAS 17 to IFRS 16. In addition to the IFRS 16 reported basis, impacted Alternative Performance Measures are presented on an IAS 17 basis, to enable like-for-like comparisons between 2019 and 2018. For 2019, information on an IAS17 basis represents estimates for the purpose of transition.

A.	Identified items

Identified items comprise: divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts, redundancy and restructuring, the impact of exchange rate movements on certain deferred tax balances, and other items. These items, either individually or collectively, can cause volatility to net income, in some cases driven by external factors, which may hinder the comparative understanding of Shell’s financial results from period to period. The impact of identified items on Shell’s CCS earnings is shown as follows:

IDENTIFIED ITEMS

Quarters			$ million		Half year
Q2 2019	Q1 2019	Q2 2018			2019	2018
			Identified items before tax
379	65	1,568	-	Divestment gains/(losses)	444	2,193
(672)	(33)	(418)	-	Impairments	(706)	(835)
12	(72)	(218)	-	Fair value accounting of commodity derivatives and certain gas contracts	(61)	(255)
(27)	(53)	(166)	-	Redundancy and restructuring	(80)	(103)
(437)	—	7	-	Other	(437)	60
(746)	(93)	773	Total identified items before tax		(839)	1,060
			Tax impact
(123)	(19)	(156)	-	Divestment gains/(losses)	(143)	(166)
226	(12)	13	-	Impairments	215	29
(10)	104	104	-	Fair value accounting of commodity derivatives and certain gas contracts	94	120
14	20	63	-	Redundancy and restructuring	35	47
16	(8)	(260)	-	Impact of exchange rate movements on tax balances	8	(305)
208	—	(2)	-	Other	208	52
331	86	(238)	Total tax impact		416	(223)
			Identified items after tax
256	46	1,412	-	Divestment gains/(losses)	302	2,027
(446)	(45)	(405)	-	Impairments	(491)	(806)
1	32	(114)	-	Fair value accounting of commodity derivatives and certain gas contracts	33	(135)
(13)	(33)	(103)	-	Redundancy and restructuring	(46)	(56)
16	(8)	(260)	-	Impact of exchange rate movements on tax balances	8	(305)
(229)	—	5	-	Other	(229)	112
(415)	(8)	535	Impact on CCS earnings		(423)	837
			Of which:
(386)	226	1,053	Integrated Gas		(160)	1,005
219	(19)	(363)	Upstream		200	(60)
(266)	(227)	(492)	Downstream		(493)	(452)
18	13	337	Corporate		31	344
22	—	—	Impact on CCS earnings attributable to non-controlling interest		22	—
(437)	(8)	535	Impact on CCS earnings attributable to shareholders		(445)	837

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	24

The reconciliation from income attributable to RDS plc shareholders to CCS earnings attributable to RDS plc shareholders excluding identified items is shown on page 6.

The categories above represent the nature of the items identified irrespective of whether the items relate to Shell subsidiaries or joint ventures and associates. The after-tax impact of identified items of joint ventures and associates is fully reported within “Share of profit of joint ventures and associates” in the Consolidated Statement of Income, and fully reported as “identified items before tax” in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of “underlying operating expenses” (Reference G).

Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.

Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Integrated Gas and Upstream segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).

Other identified items represent other credits or charges Shell’s management assesses should be excluded to provide additional insight, such as the impact arising from changes in tax legislation and certain provisions for onerous contracts or litigation.

B.	Basic CCS earnings per share

Basic CCS earnings per share is calculated as CCS earnings attributable to Royal Dutch Shell plc shareholders (see Note 2), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).

C.	Cash capital expenditure and Capital investment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It comprises Capital expenditure, Investments in joint ventures and associates and Investments in equity securities, exploration expense excluding well write-offs, leases recognised in the period and other adjustments.

The definition reflects two changes with effect from January 1, 2019, for simplicity reasons. Firstly, “Investments in equity securities” now includes investments under the Corporate segment and is aligned with the line introduced in the Consolidated Statement of Cash Flows from January 1, 2019. Secondly, the adjustments previously made to bring the Capital investment measure onto an accruals basis no longer apply. Comparative information has been revised.

“Cash capital expenditure” is introduced with effect from January 1, 2019, to monitor investing activities on a cash basis, excluding items such as lease additions which do not necessarily result in cash outflows in the period. The measure comprises the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	25

The reconciliation of “Capital expenditure” to “Cash capital expenditure” and “Capital investment” is as follows. Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

Quarters				$ million	Half year
Q2 2019	Q2 2019	Q1 2019	Q2 2018		2019	2019	2018
As Reported	IAS 17 basis	As revised	As revised		As Reported	IAS 17 basis	As revised
5,150	5,293	5,121	5,275	Capital expenditure	10,272	10,533	10,064
160	160	441	179	Investments in joint ventures and associates	601	601	594
26	26	39	64	Investments in equity securities	65	65	88
5,337	5,480	5,601	5,518	Cash capital expenditure	10,938	11,200	10,746
				Of which:
738	738	1,344	745	Integrated Gas	2,081	2,081	1,870
2,342	2,483	2,501	2,877	Upstream	4,843	5,102	5,623
2,176	2,179	1,671	1,856	Downstream	3,848	3,850	3,173
81	81	86	40	Corporate	166	166	80
237	237	187	195	Exploration expense, excluding exploration wells written off	425	424	317
773	13	959	37	Leases recognised in the period	1,732	142	219
(7)	(7)	(62)	—	Other adjustments	(69)	(69)	—
6,341	5,722	6,685	5,750	Capital investment	13,026	11,696	11,282
				Of which:
836	774	1,964	781	Integrated Gas	2,800	2,263	2,044
2,700	2,664	2,737	3,020	Upstream	5,437	5,390	5,881
2,731	2,203	1,870	1,908	Downstream	4,602	3,877	3,277
73	81	114	40	Corporate	187	166	81

D.	Divestments

Following completion of the $30 billion divestment programme for 2016-18, the Divestments measure was discontinued with effect from January 1, 2019.

E.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on a CCS basis excluding identified items.

Both measures refer to Capital employed which consists of total equity, current debt and non-current debt. Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

ROACE on a Net income basis

In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period. The after-tax interest expense is calculated using the effective tax rate for the same period.

$ million	Quarters
	Q2 2019	Q2 2019	Q1 2019	Q2 2018
	As reported	IAS 17 basis	As reported	As reported
Income - current and previous three quarters	21,006	21,117	24,033	20,368
Interest expense after tax - current and previous three quarters	2,819	2,506	2,601	2,604
Income before interest expense - current and previous three quarters	23,825	23,623	26,634	22,972
Capital employed – opening	281,711	281,711	289,335	286,604
Capital employed – closing	288,900	272,792	292,797	281,711
Capital employed – average	285,306	277,252	291,066	284,158
ROACE on a Net income basis	8.4%	8.5%	9.2%	8.1%

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	26

ROACE on a CCS basis excluding identified items

In this calculation, the sum of CCS earnings excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period. The after-tax interest expense is calculated using the effective tax rate for the same period.

This definition reflects two changes with effect from January 1, 2019. Firstly, the calculation considers “CCS earnings excluding identified items” instead of “CCS earnings attributable to Royal Dutch Shell plc shareholders excluding identified items” used under the previous definition. This change ensures consistency with the basis for average capital employed. Secondly, the calculation adds back the after-tax interest expense. This change is made for consistency with peers. Comparative information has been revised.

$ million	Quarters
	Q2 2019	Q2 2019	Q1 2019	Q2 2018
	As reported	IAS 17 basis	As revised	As revised
CCS earnings - current and previous three quarters	21,794	21,905	23,964	18,150
Identified items - current and previous three quarters	1,169	1,169	2,119	(789)
Interest expense after tax - current and previous three quarters	2,819	2,506	2,601	2,604
CCS earnings excluding identified items before interest expense - current and previous three quarters	23,444	23,243	24,446	21,543
Capital employed – average	285,306	277,252	291,066	284,158
ROACE on a CCS basis excluding identified items	8.2%	8.4%	8.4%	7.6%

F.	Gearing

Gearing is a key measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.

Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

$ million	Quarters
	Q2 2019	Q2 2019	Q1 2019	Q2 2018
	As reported	IAS 17 basis	As reported	As reported
Current debt	16,617	13,401	15,381	9,924
Non-current debt	76,029	63,140	77,160	70,547
Total debt¹	92,646	76,542	92,541	80,471
Add: Debt-related derivative financial instruments: net liability/(asset)	634	634	1,158	1,208
Add: Collateral on debt-related derivatives: net liability/(asset)	78	78	27	—
Less: Cash and cash equivalents	(18,470)	(18,470)	(21,470)	(19,468)
Net debt	74,887	58,784	72,256	62,211
Add: Total equity	196,254	196,251	200,256	201,240
Total capital	271,142	255,034	272,512	263,451
Gearing	27.6%	23.0%	26.5%	23.6%
1.	Includes lease liabilities of $30,758 million at June 30, 2019, $29,697 million at March 31, 2019, and finance lease liabilities of $14,464 million at June 30, 2018.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	27

G.	Operating expenses

Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses. Underlying operating expenses measures Shell’s total operating expenses performance excluding identified items.

Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

Quarters				$ million	Half year
Q2 2019	Q2 2019	Q1 2019	Q2 2018		2019	2019	2018
As reported	IAS 17 basis	As reported	As reported		As reported	IAS 17 basis	As reported
6,835		6,354	6,988	Production and manufacturing expenses	13,189		13,911
2,881		2,352	2,781	Selling, distribution and administrative expenses	5,233		5,369
225		212	237	Research and development	437		445
9,941	10,369	8,917	10,006	Operating expenses	18,859	19,708	19,725
				Of which identified items:
(27)	(27)	(52)	(162)	(Redundancy and restructuring charges)/reversal	(79)	(79)	(95)
(306)	(306)	—	—	(Provisions)/reversal	(306)	(306)	—
(131)	(131)	—	—	Other	(131)	(131)	—
(464)	(464)	(52)	(162)		(516)	(516)	(95)
9,477	9,905	8,865	9,844	Underlying operating expenses	18,343	19,192	19,630

H.	Free cash flow

Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing our business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.

Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

Quarters				$ million	Half year
Q2 2019	Q2 2019	Q1 2019	Q2 2018		2019	2019	2018
As reported	IAS 17 basis	As reported	As reported		As reported	IAS 17 basis	As reported
11,031	10,121	8,630	9,500	Cash flow from operating activities	19,661	17,802	18,972
(4,166)	(4,309)	(4,622)	29	Cash flow from investing activities	(8,788)	(9,050)	(4,265)
6,865	5,812	4,008	9,529	Free cash flow	10,873	8,753	14,707

I.	Cash flow from operating activities excluding working capital movements

Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.

Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	28

Information for 2019 is also presented on an “IAS 17 basis” to enable like-for-like performance comparisons with 2018.

Quarters				$ million	Half year
Q2 2019	Q2 2019	Q1 2019	Q2 2018		2019	2019	2018
As reported	IAS 17 basis	As reported	As reported		As reported	IAS 17 basis	As reported
11,031	10,121	8,630	9,500	Cash flow from operating activities	19,661	17,802	18,972
				Of which:
3,403	3,123	4,227	2,950	Integrated Gas	7,630	7,076	5,511
5,616	5,404	5,280	5,528	Upstream	10,895	10,495	9,129
2,398	1,941	(611)	990	Downstream	1,787	883	4,097
(385)	(348)	(266)	32	Corporate	(652)	(652)	235
(61)	(61)	(2,841)	(3,459)	- (Increase)/decrease in inventories	(2,902)	(2,902)	(3,178)
308	308	(1,425)	(3,061)	- (Increase)/decrease in current receivables	(1,117)	(1,117)	(3,744)
321	458	783	4,374	- Increase/(decrease) in current payables	1,104	1,104	3,890
569	706	(3,483)	(2,146)	(Increase)/decrease in working capital	(2,914)	(2,914)	(3,032)
10,462	9,415	12,113	11,646	Cash flow from operating activities excluding working capital movements	22,575	20,716	22,004
				Of which:
2,824	2,501	3,715	2,998	Integrated Gas	6,540	5,986	5,943
5,378	5,166	5,390	5,043	Upstream	10,768	10,368	9,474
2,462	1,952	2,991	3,481	Downstream	5,453	4,549	6,617
(202)	(203)	17	124	Corporate	(185)	(186)	(30)

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Form 20-F for the year ended December 31, 2018 (pages 15 to 20) and are summarised below. There are no material changes in those Risk Factors for the remaining 6 months of the financial year.

•	We are exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.
•	Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the accuracy of our price assumptions.
•	Our ability to achieve strategic objectives depends on how we react to competitive forces.
•	We seek to execute divestments in the pursuit of our strategy. We may not be able to successfully divest these assets in line with our strategy.
•	Our future hydrocarbon production depends on the delivery of large and integrated projects, as well as on our ability to replace proved oil and gas reserves.
•

The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules; therefore, subsequent downward adjustments are possible.

•

Rising climate change concerns have led and could lead to additional legal and/or regulatory measures which could result in project delays or cancellations, a decrease in demand for fossil fuels, potential litigation and additional compliance obligations.

•

Our operations expose us to social instability, criminality, civil unrest, terrorism, piracy, cyber-disruption, acts of war and risks of pandemic diseases that could have a material adverse effect on our business.

•

We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to contractual terms, laws and regulations. In addition, we and our joint arrangements and associates face the risk of litigation and disputes worldwide.

•	The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environment risks.
•	A further erosion of the business and operating environment in Nigeria could have a material adverse effect on us.
•	Production from the Groningen field in the Netherlands causes earthquakes that affect local communities.
•	Our future performance depends on the successful development and deployment of new technologies and new products.
•

We are exposed to treasury and trading risks, including liquidity risk, interest rate risk, foreign exchange risk, commodity price risk and credit risk. We are affected by the global macroeconomic environment as well as financial and commodity market conditions.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	29

•	We have substantial pension commitments, funding of which is subject to capital market risks.
•	We mainly self-insure our risk exposure. We could incur significant losses from different types of risks that are not covered by insurance from third-party insurers.
•	An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new resources or access capital markets, and on our licence to operate.
•	Many of our major projects and operations are conducted in joint arrangements or associates. This could reduce our degree of control, as well as our ability to identify and manage risks.
•	We rely heavily on information technology systems for our operations.
•	Violations of antitrust and competition laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.
•

Violations of anti-bribery, tax evasion and anti-money laundering laws carry fines and expose us and/or our employees to criminal sanctions, civil suits and ancillary consequences (such as debarment and the revocation of licences).

•	Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.
•	Violations of trade compliance laws and regulations, including sanctions, carry fines and expose us and our employees to criminal sanctions and civil suits.
•	The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This could limit shareholder remedies.

FIRST QUARTER 2019 PORTFOLIO DEVELOPMENTS

Integrated Gas

During the quarter, Shell acquired sonnen, a provider of smart energy storage systems and innovative energy services for households.

Upstream

During the quarter, Shell and its partners announced first production at the Lula North deep-water development in the Santos Basin (Shell post-unitisation interest 23%) through the P67 floating production, storage and offloading (FPSO) vessel. This is the seventh FPSO deployed at the Lula field and the third in a series of standardised vessels built for the consortium. It is designed to process up to 150 thousand boe/d.

In April, Shell announced the sale of its 22.5% non-operating interest in the Caesar Tonga asset in the US Gulf of Mexico to Delek CT Investment LLC for $965 million.

In April, Shell announced a discovery from the Blacktip deep-water well (Shell interest 52.4%), located in the US Gulf of Mexico. Evaluation is ongoing and appraisal planning is underway.

Downstream

In April, Shell announced the sale of its 50% interest in the SASREF joint venture in the Kingdom of Saudi Arabia to Saudi Aramco for $631 million.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	30

CAUTIONARY STATEMENT

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively.  Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments.  All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2018 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, August 1, 2019. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	31

This announcement contains inside information.

August 1, 2019

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

- Linda Szymanski, Company Secretary

- Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Half yearly financial reports and audit reports / limited reviews; Inside Information

APPENDIX

LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED JUNE 30, 2019

■	Cash and cash equivalents decreased to $18.5 billion at June 30, 2019, from $21.5 billion at March 31, 2019.
■	Cash flow from operating activities was an inflow of $11.0 billion for the second quarter 2019, mainly driven by second quarter earnings and a positive movement in working capital.
■	Cash flow from investing activities was an outflow of $4.2 billion, mainly driven by capital expenditure of $5.2 billion.
■

Cash flow from financing activities was an outflow of $9.9 billion, mainly driven by dividend payments to Royal Dutch Shell plc shareholders of $3.8 billion, net repayments of debt of $2.5 billion and repurchases of shares of $2.1 billion.

■

Total current and non-current debt increased to $92.6 billion at June 30, 2019, compared with $92.5 billion at March 31, 2019. Total debt excluding leases decreased by $1.0 billion and the carrying amount of leases increased by $1.1 billion. No debt was issued in the second quarter 2019 under the US shelf registration or Euro medium-term note programmes.

■	Cash dividends paid to Royal Dutch Shell plc shareholders was $3.8 billion in the second quarter 2019 compared with $3.9 billion the second quarter 2018.
■

Dividends of $0.47 per share are announced on August 1, 2019, in respect of the second quarter 2019. These dividends are payable on September 23, 2019. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2018 for additional information on the dividend access mechanism.

LIQUIDITY AND CAPITAL RESOURCES FOR THE SIX MONTHS ENDED JUNE 30, 2019

■	Cash and cash equivalents decreased to $18.5 billion at June 30, 2019, from $19.5 billion at June 30, 2018.
■	Cash flow from operating activities was an inflow of $19.7 billion for the first half 2019, mainly driven by earnings and partially offset by a negative movement in working capital.
■	Cash flow from investing activities was an outflow of $8.8 billion for the first half 2019, mainly driven by capital expenditure of $10.3 billion.
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Cash flow from financing activities was an outflow of $19.2 billion for the first half 2019, mainly driven by dividend payments to Royal Dutch Shell plc shareholders of $7.7 billion, repurchases of shares of $4.4 billion and net repayments of debt of $4.0 billion.

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Total current and non-current debt increased to $92.6 billion at June 30, 2019, compared with $80.5 billion at June 30, 2018. Total debt excluding leases reduced by $4.1 billion and the carrying amount of leases increased by $16.3 billion mainly due to the adoption of IFRS 16. No debt was issued in the first half 2019 under the US shelf registration or Euro medium-term note programmes.

■	Cash dividends paid to Royal Dutch Shell plc shareholders were $7.7 billion in the first half 2019, compared with $7.9 billion in the first half 2018.

CAPITALISATION AND INDEBTEDNESS

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The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at June 30, 2019. This information is derived from the Unaudited Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
June 30, 2019
Equity attributable to Royal Dutch Shell plc shareholders	192,278

Current debt	16,617
Non-current debt	76,029
Total debt[A]	92,646
Total capitalisation	284,924

[A] Of the total carrying amount of debt at June 30, 2019, $61.8 billion was unsecured, $30.8 billion was secured and $51.4 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc with its debt guaranteed by Royal Dutch Shell plc (December 31, 2018: $53.1 billion).

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